                                                                  EXHIBIT 99.1




SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS SUPPLEMENT DATED MARCH __, 1996


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH __, 1996)

                        ___________ PAIRED COMMON SHARES
                                STARWOOD LODGING

          STARWOOD LODGING TRUST          STARWOOD LODGING CORPORATION

     Starwood Lodging Trust (the "Trust") and Starwood Lodging Corporation (the "Corporation" and, with the Trust, the "Company") own and operate hotels. At December 31, 1995, the Company held fee interests, ground leaseholds and mortgage loan interests in 49 hotel properties containing over 10,100 rooms located in 20 states and the District of Columbia. All of the securities offered hereby (the "Offering") are being offered by the Company and consist of shares of the Trust (the "Trust Shares") and shares of the Corporation (the "Corporation Shares") which are "paired" and trade as units consisting of one Trust Share and one Corporation Share (the "Paired Common Shares"). The Trust intends to qualify as a real estate investment trust for federal income tax purposes (a "REIT") beginning with its tax year ended December 31, 1995. The Trust is the only publicly traded REIT with a paired share structure investing in hotel properties. To ensure that the Trust qualifies as a REIT, ownership by any person is limited to 8.0% of the Paired Common Shares, subject to certain exceptions. Upon completion of the Offering, approximately __% of the Paired Common Shares on a fully diluted basis would be owned by Starwood Capital Group, L.P. and its affiliates, subject to the ownership limitation provisions described herein.

         The Paired Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "HOT." On March __, 1996, the last reported sale price of the Paired Common Shares on the NYSE was $_____ per Paired Common Share.

         See "Risk Factors" on page S-4 for certain factors relevant to an investment in the Company.

                              ____________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

        NEITHER THE NEVADA GAMING COMMISSION NOR THE NEVADA STATE GAMING
          CONTROL BOARD HAS PASSED ON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES
                     OFFERED HEREBY.  ANY REPRESENTATION TO
                           THE CONTRARY IS UNLAWFUL.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
           ENDORSED THE MERITS OF THIS OFFERING.  ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         The Underwriter has agreed to purchase from the Company notes convertible into the Paired Common Shares offered hereby for an aggregate purchase price of $________. The Company has granted to the Underwriter a 30-day option to purchase additional notes convertible into up to ____ additional Paired Common Shares at a purchase price of $______ per Paired Common Share, solely to cover over-allotments, if any. If such option is exercised in full, the total proceeds to the Company will be $________, before deducting expenses payable by the Company, estimated at approximately $_______.

         The Paired Common Shares will be offered by the Underwriter from time to time in one or more transaction on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Underwriting."

         The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."


                              ____________________

         The Paired Common Shares are offered by the Underwriter, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance of the convertible notes by the Underwriter and to certain further conditions. It is expected that delivery of the Paired Common Shares will be made on or about April ___, 1996 in New York, New York.


                              MERRILL LYNCH & CO.




March __, 1996

         IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PAIRED COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated therein by reference. Certain terms used but not defined herein are as defined in the accompanying Prospectus. Unless otherwise indicated, the information contained in this Prospectus Supplement is presented as of December 31, 1995. All references to the "Company" refer to the Trust and the Corporation, and all references to the "Trust" and to the "Corporation" include the Trust and the Corporation and those entities respectively owned or controlled by the Trust or the Corporation, including SLT Realty Limited Partnership (the "Realty Partnership") and SLC Operating Limited Partnership (the "Operating Partnership"). The Realty Partnership and the Operating Partnership are referred to collectively as the "Partnerships." Other than when used in the financial statements incorporated herein or in the accompanying Prospectus by reference, the term "on a fully diluted basis" assumes the exchange by Starwood Capital Group, L.P., and certain of its affiliates (collectively, "Starwood Capital") of all of their exchangeable interests in the Partnerships ("Units") for Paired Common Shares but not the exercise of outstanding options or warrants.


                                  THE COMPANY

         The Company is a fully integrated owner/operator of hotels which is comprised of the Trust, which has owned hotel assets since 1969, and the Corporation, which has managed hotel assets since 1980. As of December 31, 1995, the Company owned, operated and managed a geographically diversified portfolio of hotel assets (the "Hotel Assets"), including fee, ground lease and first mortgage interests in 49 hotel properties, comprising over 10,500 rooms located in 21 states and the District of Columbia. Thirty-five of such hotels are operated under licensing or franchise agreements with national hotel organizations, including Sheraton(TM), Marriott(TM), Doubletree(TM), Omni(TM), Radisson(TM), Embassy Suites(TM), Holiday Inn(TM), Residence Inn(TM), Days Inn(TM), Best Western(TM), Vagabond Inn(TM), Ramada(TM), Quality Inn(TM) and Harvey(TM). Management believes that the Company's unique "paired share" ownership structure gives it a competitive advantage over other hotel REITs and other hotel owner/operators with respect to owning and operating hotels, as discussed below.

         The Company expects to continue to enhance, expand and diversify its hotel portfolio by continuing to make opportunistic hotel acquisitions, reinvesting strategically in its existing portfolio and aggressively managing the Company's owned hotels. The Company will continue to pursue the acquisition of hotels, primarily in the midscale and upscale segments, at prices which are below replacement cost, and that have attractive yields on investment that the Company believes can be sustained and improved over time. Consistent with this strategy, the Company invested approximately $174.7 million in new hotel acquisitions during 1995. See "Recent Developments." In addition, due to the aggressive growth of the Company since the consummation of its reorganization in January 1995, the Company has sought and continues to seek to augment and enhance its management team, both through recruiting qualified individuals and the potential acquisition of management groups.

         Substantially all of the Company's interests in the Hotel Assets are held by and its operations conducted through the Realty Partnership and the Operating Partnership, respectively. The Company is the sole general partner of the Realty Partnership and the managing general partner of the Operating Partnership and as of December 31, 1995, owned a controlling interest of approximately 69.9% in each of the Partnerships. The remaining 30.1% interest in each of the Partnerships is owned by Starwood Capital. As of December 31, 1995, Starwood Capital, a private investment firm which has made substantial opportunistic hotel investments, owned 30.5% of the equity interests of the Company on a fully diluted basis.

         The Company's paired share ownership structure is unique for a hotel REIT. Other hotel REITs cannot operate their hotels and must enter into agreements with third party lessees/operators. The Company's shareholders own both the owner, the Trust, and the lessee/operator, the Corporation, of the Company's hotels and retain the economic benefits of both the lease payments received by the Trust and the operating profits realized by the Corporation while maintaining the tax benefits of the Trust's REIT status. The pairing arrangement creates total commonality of ownership, as the shares of beneficial interest of the Trust (the "Trust Shares") and the shares of common stock of the Corporation (the "Corporation Shares") are paired on a one for one basis and may only be held or transferred as units consisting of one Trust Share and one Corporation Share ("Paired Common Shares").


                                  THE OFFERING

Paired Common Shares Offered Hereby . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   _____ shares (1)

Paired Common Shares Outstanding After the Offering . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   _____ shares (2)

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . The net proceeds of the Offering, which are expected to be
                                                                                              approximately $___ million, will
                                                                                              be used to reduce existing
                                                                                              indebtedness, to fund current and
                                                                                              future acquisitions and for
                                                                                              general business purposes.


New York Stock Exchange Symbol  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . HOT

__________

(1) Assumes the Underwriters' over-allotment option to purchase up to _________ Paired Common Shares is not exercised. See "Underwriting."

(2) Includes 5,944,027 Paired Common Shares which are issuable upon the exchange of Units. Excludes 1,002,361 Paired Common Shares issuable pursuant to outstanding options and 291,662 Paired Common Shares issuable pursuant to warrants 276,662 of which expire in 1996 and which have an exercise price of $101.70 per Paired Common Share.


                                  RISK FACTORS

         Prospective investors should carefully consider, among other factors, the matters described below.

TAX RISKS

         Failure to Qualify as a REIT. The Trust believes that it has operated so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1995 and intends to continue to so operate. No assurance, however, can be given that the Trust will qualify or remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions is greater in the case of a REIT that owns hotels and leases them to a corporation with which its stock is paired. The determination of various factual matters and circumstances not entirely within the Trust's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Furthermore, the qualification of the Trust as a REIT will depend on the Trust's continuing ability to meet various requirements concerning, among other things, the ownership of Paired Common Shares, the nature of its assets, the source of its income and the amount of its distributions to its shareholders.

         If in any taxable year the Trust were to fail to qualify as a REIT, the Trust would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, the Trust would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the Trust's shareholders would be reduced for each of the years involved.

         Required Distributions to Shareholders. In order to obtain and retain REIT status, the Trust must distribute to its shareholders at least 95% of its REIT taxable income (excluding any net capital gain). In addition, the Trust will be subject to tax on its undistributed net taxable income and net capital gain, and a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed income from prior years. The Trust intends to make distributions to its shareholders to comply with the distribution requirements of the Code and to avoid federal income taxes and the nondeductible federal excise tax. The Trust (or the Realty Partnership) could be required to borrow funds on a short-term basis to meet the REIT distribution requirements, which borrowing may not otherwise be advisable for the Company.


LIMITS ON CHANGE OF CONTROL AND OWNERSHIP LIMITATION

         Limits on Change of Control. Certain provisions of the Trust's Declaration of Trust (the "Declaration of Trust") and the Corporation's Articles of Incorporation (the "Articles of Incorporation") including, without limitation, the ability to issue preferred shares and the maintenance of staggered terms for trustees and directors, may have the effect of discouraging a third party from making an acquisition proposal for the Trust and the Corporation and may thereby inhibit a change in control under circumstances that could give the holders of Paired Common Shares the opportunity to realize a premium over the then-prevailing market prices.

         Ownership Limitation. In order for the Trust to maintain its qualification as a REIT, not more than 50% in value of its outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Furthermore, actual or constructive ownership of a sufficient number of the Paired Common Shares could cause the Operating Partnership or the Corporation to become a related party tenant of the Trust which would result in the loss of the Trust's REIT status. In order to help preserve the Trust's REIT status, the Trust's Declaration of Trust and the Corporation's Articles of Incorporation prohibit actual or constructive ownership by any one person or group of related persons of more than 8.0% of the Paired Common Shares (the "Ownership Limitation"). Generally, the Paired Common Shares owned by related or affiliated persons will be aggregated and certain options and warrants will be treated as exercised for purposes of the Ownership Limitation.

         The constructive ownership rules of the Code are extensive and complex and may cause Paired Common Shares owned, directly or indirectly, by all direct or indirect partners in any partnership, including the direct and indirect owners of interests in the Realty Partnership and the Operating Partnership, and other classes of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 8.0% of the Paired Common Shares (or the acquisition of an interest in an entity which owns Paired Common Shares) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 8.0% of the Paired Common Shares, and thus subject such Paired Common Shares to the Ownership Limitation. Direct or constructive ownership in excess of the Ownership Limitation would cause the violative transfer or ownership to be void, or cause such shares to be converted into "Excess Shares," which have limited economic rights, to the extent necessary to ensure that the purported transfer or other event does not result in a violation of the Ownership Limitation. Notwithstanding the Ownership Limitation, given the breadth of the Code's constructive ownership rules and that it is not possible for the Trust and the Corporation to continuously monitor direct and constructive ownership of Paired Common Shares, it is possible that an individual or entity could at some time constructively own sufficient Paired Common Shares to cause termination of the Trust's REIT status.

RISK OF INFLUENCE BY STARWOOD CAPITAL

         Individuals employed by or otherwise affiliated with Starwood Capital hold two positions on the Board of Trustees and two positions on the management committee of the Operating Partnership and will hold at least two positions on the Board of Directors subject to receipt of certain regulatory approvals. Accordingly, although the Company has a policy requiring a majority of its trustees and directors to be "independent," Starwood Capital may have the ability to exercise certain influence over the affairs of the Company. Due to its different tax situation, prior to the exchange of its Units, Starwood Capital's objectives regarding the pricing, structure and timing of any sale of certain properties or the restructuring or sale of certain mortgage loans may differ from the objectives of the shareholders of the Company or current management of the Company. Barry S. Sternlicht is the President and Chief Executive Officer of, and controls, Starwood Capital. Mr. Sternlicht is a trustee of the Trust and the Chairman and Chief Executive Officer of the Trust. In addition, Mr. Sternlicht is a member of the management committee of the Operating Partnership and, upon the receipt of certain regulatory approvals, he will be a director of the Corporation. As a consequence, Mr. Sternlicht has the ability to exercise certain influence over the affairs of the Company.


RISK OF DEBT FINANCING

         As a result of incurring debt, the Company would be subject to the risks normally associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest. The Line of Credit Agreement, dated as of October 25, 1995 (as amended, the "Credit Facility"), under which the Company has borrowed approximately $130 million, matures in October 1998. The Mortgage Loan
Funding Facility Agreement, dated as of July 25, 1995 (as amended, the
"Mortgage Facility"), under which the Company has borrowed approximately
$71 million, matures in January 1997. In addition, the Loan Agreement, dated as of March 22, 1996 (the "Midland Loan"), under which the Company has borrowed approximately $24 million, matures in March 1997. Although the Company anticipates that it will be able to repay or refinance such indebtedness and any other indebtedness, there can be no assurance that it will be able to do so or that the terms of such refinancings will be favorable to the Company.

LIMITATION ON STARWOOD CAPITAL AND WESTIN NONCOMPETE OBLIGATIONS

         Starwood Capital has agreed that, subject to certain exceptions and limitations, until the later of June 1998 or the time at which no officer, director, general partner or employee of Starwood Capital is on either the Board of Trustees or the Board of Directors, Starwood Capital will not compete with the Realty Partnership or the Operating Partnership (the "Starwood Noncompete") and will present to the partnerships certain investments in hotel properties in the United States. Mr. Sternlicht is also bound by a similar noncompete agreement. The termination of either of those noncompete agreements and the exceptions to and limitations thereon could have a material adverse effect on the Company.

         In addition, Starwood Capital owns an interest in the Westin Hotel Company and certain affiliates ("Westin"), which own equity interests in domestic and international hotels and which manage, franchise or represent hotels worldwide. The Company has entered into an agreement (the "Westin Agreement") with Westin pursuant to which Westin has agreed that, subject to certain exceptions and limitations, Westin will not acquire or seek to acquire United States hotel equity interests. The termination of the Westin Agreement and the exceptions to and limitations on the Westin Agreement could have a material adverse effect on the Company.

POSSIBLE LIABILITY OF TRUST SHAREHOLDERS

         Both the Maryland statute governing real estate investment trusts formed under the laws of that state (the "Maryland REIT Law") and the Declaration of Trust provide that no shareholder of the Trust will be personally liable for any obligation of the Trust solely as a result of his status as a shareholder of the Trust. The Declaration of Trust further provides that the Trust shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder. In addition, it is the Trust's policy to include a clause in its contracts which provides that shareholders assume no personal liability for obligations entered into on behalf of the Trust. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Trust. Inasmuch as the Trust will carry public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders.


HOTEL INDUSTRY RISKS

         Operating Risks. The properties of the Company are subject to all operating risks common to the hotel industry. These risks include: changes in general economic conditions; the level of demand for rooms and related services; cyclical over-building in the hotel industry; restrictive changes in zoning and similar land use laws and regulations or in health, safety and environmental laws, rules and regulations; the inability to secure property and liability insurance to fully protect against all losses or to obtain such insurance at reasonable rates; and changes in travel patterns. In addition, the hotel industry is highly competitive. The properties of the Company compete with other hotel properties in their geographic markets. However, some of the Company's competitors may have substantially greater marketing and financial resources than the Company.

         Franchise Agreement Risks. At December 31, 1995, all but fourteen of the Company's Hotel Assets were operated pursuant to existing franchise or license agreements (the "Franchise Agreements"). Franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of a hotel property in order to maintain uniformity in the system created by the franchisor. In addition, compliance with such standards could require a franchisee to incur significant expenses or capital expenditures. Certain of the Franchise Agreements require the Company to obtain the consent of the franchisor to certain matters, including certain securities offerings. Although the Company has been able to obtain similar consents under such agreements in the past, the failure to obtain any such consent could be grounds for termination of such Franchise Agreements.

         Seasonality of Hotel Business. The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. As a result, the Trust may be required from time to time to borrow to provide funds necessary to make quarterly distributions.

         Regulation of Gaming Operations. The Company's casino gaming facilities located in Las Vegas, Nevada are subject to extensive licensing and regulatory control by the Nevada Gaming Commission (the "Nevada Commission") and other Nevada authorities. These regulatory authorities have broad powers with respect to the licensing of gaming operations, and may revoke, suspend, condition or limit the gaming approvals and licenses of the Corporation and its gaming subsidiary, impose substantial fines and take other actions, any of which could have a material adverse affect on the Corporation's business and the going concern value of the Trust's hotel/casinos. Directors, officers and certain key employees of the Corporation and its gaming subsidiary are subject to licensing or suitability determinations by the Nevada Commission and local gaming authorities. If the Nevada Commission were to find a person occupying any such position unsuitable, the Corporation would be required to sever its relationship with that person. Any beneficial holder of the Corporation's voting securities may be required to file an application, be investigated, and have his suitability as a holder of such securities determined if the Nevada Commission has reason to believe that such ownership would be inconsistent with the policies of the State of Nevada. Any person who acquires more than 5% of the Corporation Shares must report such acquisition to the Nevada Commission. Beneficial owners of more than 10% of the Corporation Shares must apply to be found suitable by the Nevada Commission. In addition, changes in control of the Corporation may not occur without the prior approval of the Nevada Commission.


REAL ESTATE INVESTMENT RISKS

         General Risks. Real property investments are subject to varying degrees of risk. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred. If the properties of the Company do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, the income of the Company and its ability to make distributions to its shareholders will be adversely affected. In addition, income from properties and real estate values are also affected by a variety of other factors, such as governmental regulations and applicable laws (including real estate, zoning and tax laws), interest rate levels and the availability of financing. In addition, equity real estate investments, such as the investments held by the Company and any additional properties that may be acquired by the Company, are relatively illiquid.

         Possible Liability Relating to Environmental Matters. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may become liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure properly to remediate such substances when present, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may be liable for the costs of removal or remediation of such wastes at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials in the event of demolition or certain renovations or remodeling and govern emissions of and exposure to asbestos fibers in the air. The operation and subsequent removal of certain underground storage tanks also are regulated by federal and state laws. Future remediation costs are not expected to have a material adverse effect on the Company's results of operations or financial position and





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compliance with environmental laws has not had and is not expected to have a material effect on the capital expenditures, earnings or competitive position of the Company.

                              RECENT DEVELOPMENTS

         Acquisitions. Consistent with its strategy of expanding through opportunistic hotel acquisitions, since December 31, 1995, the Company (i) completed the acquisition of the Grand Hotel in Washington, D.C. for an additional $13.5 million (January 1996); (ii) and for approximately $41.6 million, acquired a 58.2% interest in

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a joint venture that acquired the Boston Park Plaza Hotel and related real estate assets in Boston, Massachusetts (January 1996); and (iii) acquired the Midland Hotel in Chicago, Illinois for approximately $21.0 million
(March 1996).

         The Company is evaluating numerous other hotel properties for acquisition, and as of March 15, 1995 has entered into agreements to purchase and has made offers on eight properties in the aggregate amount of approximately $170 million, all but one of which are subject to the satisfaction of a number of conditions prior to closing. The Company has fully performed under such other agreement to purchase; however, the closing remains subject to certain limited conditions on the part of the other parties. Starwood Lodging intends to finance the acquisition of these or other hotel properties through cash flow from operations, through borrowings under credit facilities and, when market conditions warrant, through the issuance of debt or equity securities.

         Financing. During the first three months of 1996, the Company increased its borrowings under the Mortgage Facility and the Credit Facility by the aggregate amount of approximately $81.1 million.

         In January 1996, the Company entered into $100 million notional amount interest rate hedging transactions known as Treasury locks (each, a "Treasury Lock Transaction"), which have the effect of fixing the base interest rate at 5.7 percent for up to $100 million of debt issued by the Realty Partnership. The actual rate of interest is expected to be the base rate plus an amount determined at the time of issuance of any such debt.
At settlement, the Trust will pay or receive an amount related to the difference between the contractual base rate and the then current base rate.

         In March 1996, the Company obtained the $24 million Midland Loan to provide it with acquisition financing. The Loan bears interest at a rate equal to the one-month LIBOR plus 1.95% and matures in March 1997.


                                USE OF PROCEEDS

         The net proceeds to the Company from the Offering (after deducting expenses of the Offering estimated to be approximately $___________ million) are estimated to be approximately $__________ (approximately $______________ if the Underwriters' over-allotment option is exercised in full). The Company will contribute the entire net proceeds from the Offering to the Realty Partnership and the Operating Partnership in return for a number of Units in each Partnership equal to the number of Paired Common Shares sold in the Offering. The Realty Partnership will receive 95% and the Operating Partnership will receive 5% of the net proceeds of the Offering.

         The Company will use the foregoing as follows: approximately $_____ million to reduce existing balances under the Credit Facility or the Mortgage Facility; and the remainder to fund current and future acquisitions and for general corporate purposes. The Company does not expect to use any of the net proceeds of the Offering for or in connection with its gaming assets.

         If the Underwriters' over-allotment option is exercised in full, the additional net proceeds therefrom of $_____ million will be contributed to the Partnerships and be used to reduce debt and for general corporate purposes including renovations and future acquisitions.

         Pending application of the net proceeds, the Realty Partnership and the Operating Partnership will invest such portion of the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which, in the case of the Realty Partnership, are consistent with the Trust's intention to qualify for taxation as a REIT. Such investments may include, for example, obligations of the Government National Mortgage Association, other governmental and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

                      PRICE RANGES OF PAIRED COMMON SHARES

         The Paired Common Shares are traded principally on the New York Stock Exchange (the "NYSE") under the symbol "HOT." The following table sets forth, for the fiscal periods indicated, the high and low sales prices per Paired Common Share on the NYSE (after giving effect to the one-for-six reverse stock split effected in June 1995).

                                                                                            PRICE
                                                                                     --------------------
PERIOD                                                                               HIGH          LOW
------                                                                               ----          ---
1996
First Quarter (through March __)  . . . . . . . . . . . . . . . . . . . .           $___           $___
1995
Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $30            $26 7/8
Third Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $29 1/8        $23 5/8
Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $24 3/4        $21
First Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $24            $15 3/4
1994
Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $20 1/4        $15 3/4
Third Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $20 1/4        $17 1/4
Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $18            $ 9 3/4
First Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $15            $11 1/4
1993
Fourth Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $20 1/4        $12
Third Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $18 3/4        $ 9 3/4
Second Quarter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $15            $ 7 1/2
First Quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $10 1/2        $ 6

         On March __, 1996, the last reported sale price for the Paired Common Shares on the NYSE was $_______ per Paired Common Share. As of March , 1996, there were approximately __ holders of record of Paired Common Shares. Commencing with the quarter ended September 30, 1995, the Trust has declared and paid quarterly dividends of $0.47 per Paired Common Share. In this regard, on March 28, 1996, the Trust declared a $0.47 per Paired Common Share dividend payable on April 25, 1996 to shareholders of record on April 12, 1996. The Trust intends to continue to pay regular quarterly distributions to holders of Paired Common Shares. The Corporation has not paid any dividends in the periods set forth in the table above and does not anticipate that it will make any such distributions in the foreseeable future.

         In order to maintain its qualification as a REIT, the Trust must make annual distributions to its shareholders of at least 95% of its taxable income (which does not include net capital gains). Under certain circumstances, the Trust may be required to make distributions in excess of cash available for distribution in order to meet such distribution requirements. In such event, the Trust (or the Realty Partnership) would seek to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make the distributions necessary to retain the Trust's qualification as a REIT for federal income tax purposes.

         Distributions made by the Trust will be determined by its Board of Trustees and will depend on a number of factors, including the amount of cash flow from operations, the Realty Partnership's financial condition, capital expenditure requirements for the Company's properties, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deems relevant.

         Under the terms of the Mortgage Facility and the Credit Facility, the Trust is generally permitted to distribute to its shareholders on an annual basis an amount equal to the greatest of (1) 100% of funds from operations for any four consecutive calendar quarters; (2) an amount sufficient to maintain the Trust's tax status as a real estate investment trust; (3) the amount necessary for the Trust to avoid the payment of federal income or excise tax; and (4) through June 30, 1996, $0.47 per Paired Share per quarter.

                                  UNDERWRITING

         Subject to the terms and conditions contained in the terms agreement and the related purchase agreement between Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Company (collectively, the "Purchase Agreement"), the Underwriter has agreed to purchase from the Company, and the Company has agreed to sell to the Underwriter, Convertible Notes convertible into ________ Paired Common Shares.

         The Purchase Agreement provides that the Underwriter's obligation to purchase the Convertible Notes is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the Convertible Notes if any are purchased.

         The Underwriter has advised the Company that it proposes to offer the Paired Common Shares (into which the Convertible Notes will automatically be converted upon purchase by the public) offered hereby for sale, from time to time, to purchasers directly or through agents, or through brokers in brokerage transactions on the NYSE, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         Brokers, dealers, agents and underwriters that participate in the distribution of the Paired Common Shares (or the related Convertible Notes) offered hereby may be deemed to be underwriters under the Securities Act of 1933. Those who act as underwriter, broker, dealer or agent in connection with the sale of the Paired Common Shares (or the related Convertible Notes) offered hereby will be selected by the Underwriter and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

         The Company has granted to the Underwriter an option to purchase additional Convertible Notes convertible into up to ____________ Paired Common Shares at a purchase price of $________ per Paired Common Share, to solely cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement.

         The Company has agreed, subject to certain exceptions (including the issuance of Paired Common Shares pursuant to transactions exempt from registration under the Securities Act of 1933, reservations, employee benefit plans and certain other agreements), not to offer, sell, enter into any agreement to sell or otherwise dispose of any Convertible Notes or Paired Common Shares for a period of 30 days after the date of this Prospectus Supplement.

         The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.


         The Company and Starwood Capital retained the Underwriter for financial advisory services in connection with the Company's reorganization in January 1995 (the "Reorganization") and the Company paid the Underwriter a fee of $100,000. The Company also paid the Underwriter an additional $50,000 in July 1995 and $50,000 in reimbursement of out-of-pocket expenses incurred in connection with its engagement. The Company also paid the Underwriter a fee for advisory services in connection with the Reorganization equal to approximately $1.8 million.

         In connection with its July 1995 offering of Paired Common Shares (the "1995 Offering"), the Company paid the Underwriter customary underwriting discounts and commissions. In addition, the Company repaid all of its senior debt from the proceeds of the 1995 Offering, including senior indebtedness of approximately $130.4 million and a first mortgage loan of approximately $6.3 million secured by the Omni Chapel Hill, both of which were held by an affiliate of the Underwriter and for which such affiliate was paid aggregate fees of approximately $2.4 million.

         The Underwriter from time to time provides investment banking and financial advisory services to the Company and Starwood Capital and other entities affiliated with Mr. Sternlicht and has explored and continues to explore other business activities with the Company and Starwood Capital. In addition, the Trust entered into a Treasury Lock Transaction with the Underwriter.

       NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MAKE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OR AN OFFER TO BUY, ANY SECURITY OTHER THAN THE REGISTERED SECURITIES OF THE COMPANY OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES BY ANYONE IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               __________________


                               TABLE OF CONTENTS

                                                                                                                           PAGE
                                                                                                                           ----
                                                     PROSPECTUS SUPPLEMENT
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    S-
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    S-
Recent Developments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    S-
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    S-
Price Ranges of Paired Common Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    S-
Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    S-


                                                           PROSPECTUS
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Ratios of Earnings to Fixed Charges . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Debt Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Paired Common Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Federal Income Tax Considerations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Convertible Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .



                          _______ PAIRED COMMON SHARES


                                STARWOOD LODGING
                                     TRUST

                                STARWOOD LODGING
                                  CORPORATION




                         ______________________________

                             PROSPECTUS SUPPLEMENT
                         ______________________________



                             MERRILL LYNCH & CO.


                                March __, 1996